                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                           ANGSTROM TECHNOLOGIES, INC.
                           ---------------------------
                                (Name of Issuer)


                          Common Shares, $.01 Par Value
                          -----------------------------
                         (Title of Class of Securities)


                                  55301 Q 10 2
                                  ------------
                                 (CUSIP Number)


   Carlo R. Wessels, 1881 Dixie Highway, Suite 350, Ft. Wright, Kentucky 41011
  ----------------------------------------------------------------------------
                                 (513) 852-8200
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 1, 1998
                                   -----------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55301 Q 10 2


--------------------------------------------------------------------------------


       1)     Names of Reporting Persons I. R. S. Identification Nos. of Above
              Persons

              Daniel A. Marinello

--------------------------------------------------------------------------------


       2)     Check the Appropriate Box if a Member of a Group (See
              Instructions)

              (a) _____
              (b) _____

--------------------------------------------------------------------------------


       3)     SEC Use Only _____________________________

--------------------------------------------------------------------------------


       4)     Source of Funds (See Instructions)  PF
                                                 ----
--------------------------------------------------------------------------------


       5)     Check if Disclosure of Legal Proceedings is Required Pursuant
              to Items 2(d) or 2(e)   ____

--------------------------------------------------------------------------------


       6)     Citizenship or Place of Organization    United States of America
                                                      ------------------------
--------------------------------------------------------------------------------


As of May 14, 1999:

 Number of Shares          (7) Sole Voting Power                815,000
                                                              ---------
 Beneficially Owned        (8) Shared Voting Power                    0
                                                              ---------
 by Each Reporting         (9) Sole Dispositive Power         2,115,000*
                                                              ---------
 Person With               (10) Shared Dispositive Power              0
                                                              ---------

* Includes options to acquire 1,300,000 shares pursuant to currently exercisable options.
-------------------------------------------------------------------------------

       11)    Aggregate Amount Beneficially Owned by Each Reporting Person
              2,115,000
              ---------
--------------------------------------------------------------------------------


       12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _____

-------------------------------------------------------------------------------

CUSIP No. 55301 Q 10 2


--------------------------------------------------------------------------------


       13)   Percent of Class Represented by Amount in Row (11)    8.4%
                                                                  ------

--------------------------------------------------------------------------------


       14)   Type of Reporting Person (See Instructions)      IN
                                                         -------------
--------------------------------------------------------------------------------


ITEM 1.      SECURITY AND ISSUER.

             Common Shares, $.01 par value
             Angstrom Technologies, Inc.
             1895 Airport Exchange Boulevard
             Erlanger, KY 41018

ITEM 2.      IDENTITY AND BACKGROUND.

             (a)    The name of the reporting person is Daniel A. Marinello.
             (b) The reporting person's business address is 1895 Airport Exchange Boulevard, Erlanger, KY 41018.
             (c)    The reporting person is the CEO and CFO of the Issuer.
             (d)    The reporting person has not, during the last five (5)
                    years, been convicted in a criminal proceeding.
             (e)    The reporting person has not, during the last five (5)
                    years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

             (f) The reporting person is a citizen of the United States of America.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Not applicable.  See Item 4 below.

ITEM 4.      PURPOSE OF TRANSACTION.

             On May 1, 1998, Mr. Marinello acquired 150,000 shares of the Issuer upon the exercise of stock options. The aggregate exercise price of $13,000 was paid from Mr. Marinello's personal funds.

CUSIP No. 55301 Q 10 2

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) The reporting person beneficially owns 2,115,000 Common Shares which represents approximately 8.4% of the issued and outstanding shares. This includes options exercisable with respect to 1,300,000 shares.

      (b) The number of shares as to which the reporting person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, as of May 14, 1999, is as follows:

                    Sole Power       Shared Power      Sole Power         Shared Power
                      To Vote          To Vote         To Dispose         To Dispose
                    -----------      ------------      ----------         ----------
                      815,000             0            2,115,000*               0
                      (3.3%)            (0%)              (8.4%)              (0%)

           *        Includes options to acquire 1,300,000 shares pursuant to currently exercisable options.

      (c) No transaction in the reported class of securities was effected during the past sixty days by the reporting person.

      (d)   Not applicable.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting persons and any other person with regard to any securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            None.

CUSIP No. 55301 Q 10 2

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date June 21, 1999                          /s/ Daniel A. Marinello
     -------------                          -----------------------
                                            Signature
                                            Daniel A. Marinello, CEO and CFO
                                            Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.